

Ryan A Farrell (He/Him) · 3rd
Co-Founder at ZestBloom, Inc.
Talks about #nfts, #algorand, #blockchain, #digitalmedia, and #cloudcomputing
Morrisville, Vermont, United States · **Contact info**

368 followers · 362 connections

ZestBloom, Inc.

UC Irvine

Experience



Co-Founder
ZestBloom, Inc. · Full-time
Mar 2021 – Present · 8 mos

Managed a team to design and implement full stack application and cloud for Zestbloom.io, including Algorand TEAL smart contract development and automated testing. Business development, fundraising and marketing.



Senior Software QA Engineer
Dolby Laboratories · Contract
Mar 2021 – Sep 2021 · 7 mos
United States

Designed and implemented of automated Spatial Audio tests within Video Game environments; including developing CI workflows and complex multi-channel audio analysis techniques.



Algorithm Test Engineer
Selux Diagnostics, Inc · Contract
Sep 2020 – Apr 2021 · 8 mos

Developed PyTest project automating validation of components in a Machine Learning data pipeline; Ideating and implementing test cases against SQL databases and data transformation software modules.



Cloud Operations Engineer
Canonical Ltd.
Apr 2019 – Sep 2020 · 1 yr 6 mos
Vermont

Full stack - Kernel to UI Administration of Openstack & Kubernetes clouds, powered by Ubuntu Linux. * Provisioning metal for cloud service from the ground up, with MAAS, & deploying cloud applications via Juju/charms for Pythonic automated cloud configuration. * Engaging with a global team in rapid incident response & debugging complex prob ...see more

| kube-- Production-Grade Container... | Managed OpenStack on Ubuntu \| OpenStack \|... |



Linux Python Developer
Logic Supply · Full-time
Apr 2018 – Apr 2019 · 1 yr 1 mo
Burlington, Vermont Area

Development and maintenance of a complex production automation system leveraging custom Python test suite and embedded Linux environment created within the Yocto Project to ensure that a broad hardware is supported, built to spec, and reliable.

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Education



UC Irvine
B.S, Electrical Engineering
2003 – 2007
Activities and Societies: Varsity Rowing

Courses:
Senior Design: Optical Radio Design and Construction
Advanced Optical Electronics
Electronics I, II, and III, Continuous Time & Discrete Time Signals and Systems, Engineering Probability
Modern Physics, Classical Physics, Chemistry
Differential Equations, Multivariable Calculus, Calculus, Infinite Series & Linear Algebra
Basic C Programming

Licenses & certifications

Perceptual Audio Coding
Standord University: Center for Computer Research in Music and Accoustics
Issued Jun 2016 · No Expiration Date

See credential



ISTQB Foundation
ISTQB - International Software Testing Qualifications Board
Issued Feb 2016 · No Expiration Date



CKA: Certified Kubernetes Administrator
The Linux Foundation
Issued Jul 2020 · Expires Jul 2023

See credential

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